

October 17, 2012

<u>Via E-mail</u>
Mr. Timothy R. McLevish
Executive Vice President and Chief Financial Officer
Kraft Foods Group, Inc.
Three Lakes Drive
Northfield, Illinois 60093

> **Re:**   **Kraft Foods Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed October 5, 2012**
> **File No. 333-184314**

Dear Mr. McLevish:

We have limited our review of your registration statement to those issues we have addressed in our comment below.  Please be advised that we will not enter the effectiveness order for your registration statement until you resolve our comment on the Form 8-K exhibits which you have incorporated by reference in your registration statement exhibit index.

Please respond to this letter by amending your Form 8-K and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your Form 8-K and the information you provide in response to our comment, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>Exhibits</u>

1.  We note that you have incorporated by reference certain exhibits filed with your Form 8-K filed October 2, 2012.  We further note that you have omitted from several of those exhibit filings the agreement exhibits and schedules.  Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement.  Please re-file those Item 601(b)(10) exhibits which currently appear to be incomplete with the full and complete agreements, including any exhibits, schedules and appendices which are included in the respective agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief